UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated May 5, 2008..

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: May 6, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

May 5, 2008

TSX SYMBOL:  STM

Strathmore Minerals Corp to Webcast Live from

Raymond James Uranium Conference in New York

Strathmore Minerals Corp (“Strathmore or “the Company”) announces that David Miller, Chief Executive Officer, will present at the Raymond James Uranium Conference in New York City on Tuesday May 6th.

Strathmore’s presentation begins at 3:10 PM ET. A live webcast of the presentation will be available from the Company’s website www.strathmoreminerals.com.

An archive of the presentation will also be made available on the Company's website for 90 days.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com